U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-QSB
For the period ended June 30, 1997


Part I.  Registrant Information

LONE WOLF ENERGY, INC.
(Full Name of Registrant)

8908 South Yale Avenue, Suite 409
Tulsa, Oklahoma  74137
(Address of Principal Executive Offices)

SEC File No.  0-24684		IRS Employer ID No.  84-1214336


Part II.  Rules 12b-25 (b) and (c)

The Registrant makes the following representations with respect to filing this Form 12b-25:

(a) The reason(s) causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.

(b) The subject quarterly report on Form 10-QSB for the period ended June 30, 1997, will be filed no later than the fifth calendar day following the due date.

(c)  Not Applicable


Part III.  Narrative

The Form 10-QSB for the period ended June 30, 1997 could not be filed within the prescribed time period as the Company was unable to obtain, without unreasonable effort or expense, certain information related to its financial statements.



Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Rhonda R. Vincent
Secretary and Treasurer
(918) 481-0167

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
								[ X  ] Yes                 [     ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
								[     ] Yes                 [  X  ] No


SIGNATURES

Lone Wolf Energy, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1997


By:  /s/  Rhonda R. Vincent
     _____________________________
							Rhonda R. Vincent
							Secretary and Treasurer





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